SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ----------

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                          Colonial Downs Holdings, Inc.
                                (Name of Issuer)

                Class A Common Stock and Class B Common Stock
                         (Title of Class of Securities)

                                   1956H100
                                 (CUSIP Number)

Ian M. Stewart, 10515 Colonial Downs Parkway, New Kent, VA 23124 (804) 966-1006
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and communications)

                                September 9, 1998
             (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b)(3) or (4), check the following box [ ].

   Check the following box if a fee is being paid with the statement [ ].

   NOTE: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                    (Release #12, 12/91)

---------------------------                           -------------------------------
CUSIP No. 19564H100                  13D                        Page 2 of 9 Pages
---------------------------                           -------------------------------

-------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       CD Entertainment Ltd.
-------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                            (b) [X]
-------------------------------------------------------------------------------------


3      SEC USE ONLY
-------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       WC
-------------------------------------------------------------------------------------
5      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                         [ ]
       N/A
-------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF                1,779,931 Shares of Class A Common Stock
      SHARES                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                -0-
                      ---------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                1,779,931 Shares of Class A Common Stock
      PERSON                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER
       WITH                  -0-
-------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,779,931 Shares of Class A Common Stock
       2,250,000 Shares of Class B Common Stock
-------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Class A Common Stock 33.3%
       Class B Common Stock 75.0%
-------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

---------------------------                           -------------------------------
CUSIP No. 19564H100                  13D                        Page 3 of 9 Pages
---------------------------                           -------------------------------

-------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jacobs Entertainment Ltd.
-------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                            (b) [X]
-------------------------------------------------------------------------------------


3      SEC USE ONLY
-------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------------
5      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                          [ ]
       N/A
-------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF                1,779,931 Shares of Class A Common Stock
      SHARES                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                -0-
                      ---------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                1,779,931 Shares of Class A Common Stock
      PERSON                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
       WITH                  -0-
-------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,779,931 Shares of Class A Common Stock
       2,250,000 Shares of Class B Common Stock
-------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]
-------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Class A Common Stock 33.3%
       Class B Common Stock 75.0%
-------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       CO
-------------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

---------------------------                           -------------------------------
CUSIP No. 19564H100                  13D                        Page 4 of 9 Pages
---------------------------                           -------------------------------

-------------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Jeffrey P. Jacobs
-------------------------------------------------------------------------------------

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                    (a) [ ]
                                                                            (b) [X]
-------------------------------------------------------------------------------------


3      SEC USE ONLY
-------------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

       OO
-------------------------------------------------------------------------------------
5      CHECK BOX IS DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS
       2(d) or 2(e)                                                           [ ]
       N/A
-------------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       United States
-------------------------------------------------------------------------------------
                      7         SOLE VOTING POWER
    NUMBER OF                1,799,931 Shares of Class A Common Stock
      SHARES                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
   BENEFICIALLY       8      SHARED VOTING POWER
     OWNED BY                -0-
                      ---------------------------------------------------------------
       EACH           9      SOLE DISPOSITIVE POWER
    REPORTING                1,799,931 Shares of Class A Common Stock
      PERSON                 2,250,000 Shares of Class B Common Stock
                      ---------------------------------------------------------------
                      10     SHARED DISPOSITIVE POWER
       WITH                  -0-
-------------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,799,931 Shares of Class A Common Stock
       2,250,000 Shares of Class B Common Stock
-------------------------------------------------------------------------------------

12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*   [ ]
-------------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       Class A Common Stock 33.6%
       Class B Common Stock 75.0%
-------------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

       IN
-------------------------------------------------------------------------------------
                       *SEE INSTRUCTION BEFORE FILING OUT!

                                  Schedule 13D


Item 1.     Security and Issuer.

            Title of Securities: Class A Common Stock ("A Stock") and Class B Common Stock ("B Stock") of Colonial Downs Holdings, Inc., a Virginia corporation ("Issuer").

            Principal Executive Officers:

            Jeffrey P. Jacobs, Chief Executive Officer and President
            Ian M. Stewart, Chief Operating Officer and Chief Financial Officer David C. Grunenwald, Secretary
            10515 Colonial Downs Parkway
            New Kent, VA 23124

Item 2.     Identity and Background.

            (a) CD Entertainment Ltd., an Ohio limited liability company ("CD Entertainment"); Jacobs Entertainment Ltd., an Ohio limited liability company ("Jacobs Entertainment") and manager of CD Entertainment; and Jeffrey P. Jacobs ("Jacobs"), manager of Jacobs Entertainment (collectively, the "Reporting Persons"). CD Entertainment is beneficially owned by Jeffrey P. Jacobs and Gary L. Bryenton and Jeffrey
                  P. Jacobs as Trustees under the Opportunities Trust Agreement dated February 1, 1996.

            (b)   1231 Main Avenue
                  Cleveland, Ohio  44113
                  (for all Reporting Persons)

            (c) CD Entertainment is a limited liability company formed to hold interests in the Issuer. Jacobs Entertainment is its manager. Jacobs is the beneficial owner and manager of Jacobs Entertainment. Jacobs also is the Chief Executive Officer and President of the Issuer.

            (d)   Criminal Convictions for Prior 5 Years:  None.

            (e) Civil Proceedings Resulting in Final Order in connection with Securities Laws Activities: None.

            (f)   Citizenship:  United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

            CD Entertainment borrowed $800,000 under a credit line and used $608,475 in cash on hand to purchase 650,000 shares of A Stock on September 9, 1998 at $0.9375 per share and 490,000 shares of A Stock on September 14, 1998 at an average price of $1.63 per share.

Item 4.     Purpose of Transaction.

            CD Entertainment acquired the shares of Class A Common Stock for investment purposes only. CD Entertainment also owns 1,500,000 shares of Class B Common Stock, which shares have five votes per share on matters presented to the Issuer's shareholders (other than matters relating to a merger or similar transaction or amendment of the Issuer's charter documents). Accordingly, prior to its acquisition of the shares of Class A Common Stock reported herein, CD Entertainment had voting power of approximately 46.1% of the outstanding stock of the Issuer (assuming five votes per share of Class B Common Stock and not including shares subject to options or possibly issued upon conversion of indebtedness). CD Entertainment became aware of increased trading volume in the Issuer's A Stock during the first several days of September. CD Entertainment elected to make the purchases of the A Stock reported herein as a defensive measure and to increase its voting power.

            CD Entertainment has no plans or proposals which relate to or would result in:

            (a) the acquisition by any person of additional securities of the Issuer or the disposition of the securities of the Issuer;

            (b)   an extraordinary corporate transaction involving the Issuer;

            (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

            (d) any change in the present board of directors or management of the Issuer;

            (e) any material change in the present capitalization or dividend policy of the Issuer;

            (f) any other material change in the Issuer's business or corporate structure;

            (g) any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

            (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

            (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to ss.12(g)(4) of the Securities and Exchange Act of 1934; or

            (j) any actions similar to those listed above.

            The Reporting Persons are aware that the Issuer has previously stated that certain fundamental changes must be made in order for pari-mutuel horse racing in Virginia to grow and thrive and for the Issuer to improve its financial performance. Such fundamental changes include (i) clarification of the amount of its management fee due an affiliate of the Maryland Jockey Club, which amount is currently subject to an arbitration proceeding; (ii) working with the Virginia Racing Commission and horsemen representative groups to determine the optimum number of race days and purse structure; (iii) aggressively challenging internal cost structures; and (iv) opening racing centers in Northern Virginia. The Issuer has stated that if it is unable to make the foregoing changes and adjustments on a cooperative basis with the parties involved, it will have to explore other, more drastic options, including possible filing under the United States bankruptcy laws.

Item 5.     Interest in Securities of the Issuer.

            (a) CD Entertainment is deemed to be the beneficial owner of an aggregate of 1,779,931 shares of A Stock, all of which are held directly by CD Entertainment. Jacobs Entertainment is deemed to be the beneficial owner of the same shares indirectly through CD Entertainment. The 1,779,931 shares represent 300,000 shares held in the form of an option from other shareholders of the Issuer, 1,140,000 shares recently purchased on the open market, and 339,931 shares which are convertible at $1.625 per share under a note dated August 26, 1998 (the "Note") issued by the Issuer to CD Entertainment. CD Entertainment and Jacobs Entertainment are deemed the beneficial owners of 33.3% of A Stock based upon 5,000,000 shares of A Stock issued and outstanding as of September 1, 1998 and the 339,931 shares of A Stock which could be issued upon conversion of the Note.

                  CD Entertainment is deemed to be the beneficial owner of an aggregate of 2,250,000 shares of B Stock, all of which are held directly. Jacobs Entertainment is deemed to be the holder of the same shares indirectly through CD Entertainment. CD Entertainment directly holds 1,500,000 shares of B Stock, a convertible subordinated note dated March 17, 1997 ("Subordinated Note"), convertible into 474,547 shares of B Stock at $11.59 per share, and the Note which is also convertible into 275,453 shares of B Stock at $1.625 per share in addition to the 339,931 shares of Class A Stock.

                  CD Entertainment and Jacobs Entertainment are deemed the
            beneficial owners of 75.0% of B Stock based upon 2,250,000 shares of B Stock issued and outstanding, the Subordinated Note convertible into 474,547 shares of B Stock as of September 1, 1998 and the Note convertible into 274,453 shares of B Stock.

                  Jacobs may be deemed to be the indirect beneficial owner of all shares owned by CD Entertainment through his relationship in Jacobs Entertainment. Jacobs is also the direct beneficial owner of 20,000 shares of A Stock through an option from the Issuer to purchase such shares at $9.50 per share. Jacobs is deemed the beneficial owner of 33.6% of A Stock based on 5,000,000 shares of A Stock outstanding, 339,031 shares to be issued upon conversion of the Note and the 20,000 shares that Jacobs may obtain if he exercises his option.

                  Jacobs may be deemed to be the beneficial owner of 75.0% of B
            Stock based upon the 2,250,000 shares of B Stock outstanding, the Subordinated Note convertible into 474,547 shares of B Stock and the Note convertible into 274,453 shares of B Stock.

                  (b) CD Entertainment has sole voting and dispositive power over 1,779,931 shares of A Stock and 2,250,000 shares of B Stock. Jacobs Entertainment may be deemed to have voting and dispositive power over the same shares.

                  Through his relationship in Jacobs Entertainment, Jacobs may be deemed to have voting and dispositive power over 1,799,931 shares of A Stock and 2,250,000 shares of B Stock.

                  (c) Transactions in securities in prior 60 days: Other than the transactions described in Item 3, CD Entertainment made a $1,000,000 loan to the Issuer pursuant to the terms of the Note. Under the terms of the Note, such loan is convertible into 339,931 shares of A Stock and 275,453 shares of B Stock.

            (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, of the securities reported upon.

            (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            None.


Item 7.     Material to Be Filed as Exhibits.

            None.

                                    SIGNATURE

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 21, 1998           CD ENTERTAINMENT LTD.
                                    By:   Jacobs Entertainment Ltd., Manager

                                    By:   /s/ Jeffrey P. Jacobs
                                          --------------------------------
                                          Jeffrey P. Jacobs, Manager

                                    JACOBS ENTERTAINMENT LTD.


                                    By:   /s/ Jeffrey P. Jacobs
                                          --------------------------
                                          Jeffrey P. Jacobs, Manager


                                    /s/ Jeffrey P. Jacobs
                                    ----------------------------------
                                    Jeffrey P. Jacobs